BY EDGAR

October 3, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Kevin Woody

Re:	CNL Lifestyle Properties, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2011 (“Form 10-K”)
File No. 000-51288

Dear Mr. Woody:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 19, 2012 (the “Comment Letter”) with respect to the Staff’s review of the above-referenced filing. For your convenience, we have repeated the numbered comments from the Comment Letter in italicized print, and the Company’s responses are provided below each comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Economic and Market Trends

Portfolio Trends, page 68

1.	We have considered your response to our prior comment 1. Please address the following related to your discussion of portfolio trends:

•

It appears that EBITDA as disclosed in your Management’s Discussion and Analysis includes EBITDA of managed properties that is included in the operations of the company and may meet the definition of a non-GAAP measure. Explain to us how you determined it would be appropriate to combine this measure with EBITDA of properties leased to third party operators.

•

We note the statement in your proposed disclosure that “These results are provided to us by our tenants and managers and while reviewed and analyzed by management, have not been reviewed for accuracy and completeness or verified. These results are the responsibility of the specific tenant and manager, and we have relied on them and their systems to provide us with accurate information.” Please explain to us how you determined it was appropriate to include this information in your filling despite the fact that you are unable to verify its accuracy. Additionally, tell us whether the tenants have agreed to inclusion of this information in your filing and tell us whether the tenants have agreed to accept responsibility for information included in your 10-K.

Response: We own a diverse portfolio of properties that we call “lifestyle properties” and define as those properties that reflect or are impacted by the social, consumption and entertainment values and choices of our society. We predominantly lease the majority of our properties to third-party tenants, however, a number of properties are currently operated by third-party managers on a temporary basis due to prior tenant defaults. The IRS allows this so that we can stabilize operations prior to re-leasing to third-party tenants. A smaller portion of our portfolio also includes other properties such as hotels and senior housing properties that can be either leased to tenants or operated by third-party managers, under management contracts. Our hotels and senior housing properties are currently operated by managers, however, the primary source of underlying revenue for these properties is analogous to a lease since third parties are paying a fee to the Company for the right to occupy or use the property and its amenities. For example, the primary cash flows paid to us for hotels are nightly room revenues and the primary cash flows paid to us for senior housing properties are monthly resident fees.

At any given time the properties in one or more types of our lifestyle properties over- or under-perform properties in other types. Our goal is to provide operating metrics, on a year-to-year comparable basis, that help readers generally understand the trend of how the properties supporting the cash flows under our leases are being operated by our tenants and to evaluate the overall health of our properties and tenants from a credit perspective including tenants’ ability to pay rent.

To derive these metrics, beginning in 2012, we modified the presentation due to the impact of acquisitions. We began to aggregate data on a “same-store” basis for properties that we had owned during the entirety of the comparable presented periods. That aggregated data includes tenant-level property operating results for leased properties, operating results for temporarily managed properties that will ultimately transition back to leases and operating results for managed hotels and senior housing properties under management contracts. We also aggregate the data from both consolidated and unconsolidated properties, all of which are important to evaluate performance and trends on a Company-wide basis, and are indicative of overall Company cash flows whether received directly from consolidated properties or received indirectly in the form of distributions from unconsolidated entities.

Because the data is a mixture of financial information, it is not reconcilable to our GAAP financials. The property level results reported to us from our managed properties only represent partial data because they exclude any allocation of corporate expenses, such as general and administrative expenses and asset management fees paid to our external advisor. For leased properties, the data reported to us represents operating results of the tenants’ activities which are not reflected in our financial statements. Our financial statements only reflect the rent they pay to us. In addition, the combined metrics are only a partial presentation of the operating data because they do not include results from property acquisitions which closed during the prior twelve months because we did not own such properties during the entirety of both comparable periods. We are providing the information as a measure of operating performance for the types of properties as a whole on a comparable period to period basis. It is not a measure that has the effect of providing numerical measures that are different from the comparable GAAP measure.

We further believe that separating that data into various groups based on ownership structure for those properties for which we could reconcile to GAAP and those we could not, would dilute the value of the information and could result in conflicting trends because the data set would be smaller than it is on a combined basis. We have prepared the analysis by ownership structure, showing leased versus managed status that the staff requested. Please see Exhibits A & B for a break out of the “same-store” revenue and EBITDA data, respectively, for the six months ended June 30, 2012 and 2011 based on ownership structure, to get a sense of the relative proportions of the source of the data broken out into (i) leased properties, (ii) properties transitioning back to leased and (iii) managed properties.

Our tenants have not been asked to agree specifically to our including this data in filings, however, we never provide information on a stand-alone property basis or disclose competitive information. Rather, we aggregate data by types that correspond with the different asset types.

Management believes that this data provides very useful directional trend information and that many of the readers of our financial statements are interested in this information. In particular, holders of our corporate bonds request this information and, without filing it, we will not be able to disclose the requested information. We also believe that this type of disclosure is consistent with SEC interpretive guidance requiring companies to identify and disclose known trends, events, demands, commitments and uncertainties and feel that removing this data would be detrimental to users of our financial statements.

After evaluating your last comment, we realize that the disclaimer in our filings related to our responsibility for this information may not adequately describe the procedures we have performed to evaluate the reasonableness of the data and, therefore, it is appropriate for us to elaborate on the procedures going forward. In evaluating this data, our asset managers undertake a monthly budget to actual review of property-level operations and have regular calls and property visits with tenants and managers to discuss variances, trends and general property performance. Tenants and managers also have a contractual duty to provide accurate information under the terms of their leases and management agreements and in many cases certify to the reasonableness and accuracy of the information. As a result of the review and analysis that we do, we believe that the information presented is reasonable and accurate in all material respects, however, we have not audited the data.

Given the importance of the aggregate operating data to the readers of our financial statements, we believe the best solution is to continue presenting the performance data as we have historically done, along with the inclusion of a more detailed description of the nature of the data, how it was collected and summarized as well as the types of analysis we have performed to confirm that the data is reasonable. The proposed revised disclosure appears below:

The following table illustrates property level revenues and earnings before interest, taxes, depreciation and amortization (“EBITDA”) reported to us by our tenants and managers for the asset types below, including both wholly owned properties as well as properties owned through unconsolidated joint venture arrangements. Our tenants and managers are contractually required to provide this information to us in accordance with their respective lease and management agreements. While this information has not been audited, it has been reviewed by management to determine whether the information is reasonable and accurate in all material respects. In connection with this review, management reviews monthly property level operating performance versus budgeted expectations, conducts periodic operational review calls with operators and conducts periodic property inspections. We have aggregated this performance data on a “same-store” basis only for comparable properties that we have owned during the entirety of both periods presented and have included information for both leased and managed properties. We have not included performance data on acquisitions during the current periods presented because we did not own those properties during the entirety of both periods. We have also combined performance data for wholly-owned properties as well as properties owned through unconsolidated entities. We did not limit the presentation of the performance data for properties owned through unconsolidated entities to our percentage ownership, and instead, presented 100% of the performance data for properties owned through unconsolidated entities. For these reasons, we consider the property level data to be performance information that gives us information on trends which does not directly represent our results of operations. We do not consider this information to be a non-GAAP measure which can be reconciled to our GAAP financial statements since it includes performance of properties leased to third-party tenants and owned through unconsolidated entities, and it excludes performance of any properties acquired during the current periods presented. However, we believe this information is useful to help readers of our financial statements understand and evaluate trends, events and uncertainties in our business as it relates to our prior periods and to broader industry performance (in thousands):

Item 8. Financial Statements and Supplementary Data

2. Significant Accounting Policies

Segment Information, page 112

2.	We have considered your response to our prior comment 2. We remain unclear how you have determined that you manage the company as one operating segment. The fact that management and the CODM review the operating performance of each property on an individual basis would seem to indicate that each property would meet the definition of an operating segment. Please provide us with more information to support your conclusions. Reference is made to ASC Topic 280-10-50-1 through ASC Topic 280-10-50-9.

Response: We view and manage our properties homogeneously as one collection of assets. Regardless of the type (ski, attractions, senior housing, etc.) or ownership structure (leased or managed), we view and manage our properties in the same way as we work with our tenants and managers. Our goal is to maximize revenues and property income, resulting in healthier tenants and higher percentage rent in the case of leased properties or higher property operating income in the case of managed properties.

The definition of an operating segment in ASC 280-10-50-1(b) requires that a component’s operating results are regularly reviewed by the chief operating decision maker (CODM) to make decisions about resources allocated to the segment and assess its performance. The CODM receives broad commentary on a monthly basis that is organized in a variety of ways, such as operator/tenant and property type, which is qualitative and trend oriented. The operating results of individual properties are only reviewed by the CODM when they are elevated by lower-level management due to performance concerns. The only financial statements that the CODM reviews regularly are the full consolidated financials for the Company. We do not currently prepare financial statements broken down into asset or sub-categories, leased versus managed or other components because we do not need this information for our CODM to make decisions about allocating resources. Further, G&A is not broken down and allocated among properties nor is the asset management fee paid to our external advisor. Rather, these items are all recorded on the holding company entity where all other subsidiaries consolidate into because we run the business as one consolidated group and make decisions in that manner. As an unlisted REIT, the results of individual properties do not drive our resource allocation decisions.

Additionally, we do not have targeted investment thresholds for any types of assets. Management compensation, through the Advisor, is not based on the outcome of any specific groups of assets. In addition, our Advisor receives the same fee for managing our assets, regardless of asset class. We look at the Company as a whole and invest where we think it will create the most long-term value. Investment underwriting and returns are primarily evaluated on an FFO or MFFO basis with consistent hurdles regardless of asset type.

Because component financial information is only reviewed by our CODM on an exception basis, and it does not drive resource allocation decisions, we do not believe we have met the criteria in ASC 280-10-50-1(b) and therefore do not believe that we have multiple operating segments.

Notwithstanding this conclusion, if one were to conclude that each individual property was a separate operating segment and were to apply the aggregation criteria in ASC 280-10-50-11, we believe that the conclusion would be that all properties could be aggregated together as one operating segment: real estate held for long term income and appreciation.

With respect to ASC 280-10-50-11(a) and (b), we believe that the nature of the products and services are the same in that they are long-term real estate held for income and appreciation. The source of revenue, whether it is rent or net operating income, does not necessarily matter to us with respect to how we manage the properties. From an acquisition standpoint, all acquisition opportunities are underwritten the same way with the same FFO or MFFO investment hurdles. Our asset managers undertake the same review process regardless of the type of property with respect to property oversight, performance review, interface with tenants/managers, capital improvement reserves, etc. and individual problem properties or operators are given greater focus as appropriate and necessary.

Additionally, with respect to ASC 280-10-50-11(c) and (d), we believe that the type or class of customer and the methods to distribution of our product are the same from an enterprise perspective. Our customer is broadly viewed as our tenants or similar entities or persons who pay us a fee to use or occupy our real estate properties. As discussed above, most properties are leased under long term leases with certain properties that are temporarily managed with the requirement to transition back to leases. Hotels or senior housing properties, which are operated by third-party managers, are still ultimately deriving most of their revenue from customers in a structure that is analogous to a lease where we receive nightly room revenue for hotels and monthly resident fees for senior housing properties.

In addition, we evaluated each individual property, applied the aggregation criteria in ASC 280-10-50-11 and determined that the quantitative thresholds were not met for any of our individually, wholly owned properties or property types (127 and 120 properties as of June 30, 2012 and December 31, 2011, respectively). We determined that all components shared a majority of the aggregation criteria listed in ASC 280-10-50-11 and concluded that all properties could be aggregated together as one operating segment: real estate held for long-term income and appreciation.

As requested by the Staff, the Company provides the following representations in connection with responding to the Comment Letter: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its annual report on Form 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Form 10-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or would like to discuss any of the Company’s responses, please do not hesitate to contact the undersigned at (407) 540-7618.

Sincerely,

/s/ Joseph T. Johnson
Joseph T. Johnson
Senior Vice President and Chief Financial Officer

Cc: Robert Telewicz

Exhibit A

CNL Lifestyle Properties, Inc.

Unaudited Tenants & Managers’ Property-Level Financial Information

For the Six Months Ended June 30, 2012 and 2011

	Consolidated - Revenue
	Leased (1)		Temporary Managed		Managed		Total Revenue
	2012	2011	2012	2011	2012	2011	2012	2011
Ski & Mountain Lifestyle Properties	214,172	248,062	—	—	—	—	214,172	248,062
Golf	71,006	67,662	11,631	10,713	—	—	82,637	78,375
Attractions	18,692	15,853	46,748	45,223	—	—	65,440	61,076
Senior Living	—	—	—	—	—	—	—	—
Marinas	15,347	14,770	—	—	241	250	15,588	15,020
Additional Lifestyle Properties	16,085	11,378	—	—	46,201	46,890	62,286	58,268

Total Consolidated Portfolio	335,302	357,725	58,379	55,936	46,442	47,140	440,123	460,801

	Unconsolidated - Revenue (2)
	Leased (1)		Temporary Managed		Managed		Total Revenue
	2012	2011	2012	2011	2012	2011	2012	2011
Ski & Mountain Lifestyle Properties	—	—	—	—	7,906	7,834	7,906	7,834
Golf	—	—	—	—	—	—	—	—
Attractions	—	—	—	—	—	—	—	—
Senior Living	—	—	—	—	—	—	—	—
Marinas	—	—	—	—	—	—	—	—
Additional Lifestyle Properties	37,528	36,839	—	—	—	—	37,528	36,839

Total Unconsolidated Portfolio	37,528	36,839	—	—	7,906	7,834	45,434	44,673

	Total Revenue
	Leased (1)		Temporary Managed		Managed		Total Revenue
	2012	2011	2012	2011	2012	2011	2012	2011
Ski & Mountain Lifestyle Properties	214,172	248,062	—	—	7,906	7,834	222,078	255,896
Golf	71,006	67,662	11,631	10,713	—	—	82,637	78,375
Attractions	18,692	15,853	46,748	45,223	—	—	65,440	61,076
Senior Living	—	—	—	—	—	—	—	—
Marinas	15,347	14,770	—	—	241	250	15,588	15,020
Additional Lifestyle Properties	53,613	48,217	—	—	46,201	46,890	99,814	95,107

Total Portfolio	372,830	394,564	58,379	55,936	54,348	54,974	485,557	505,474

Footnotes:

(1) - Represents property operating results of our tenants and these results are not included in the Company’s operating results.

(2) - Represents 100% of the operating results of the tenants and managers in the joint ventures instead of the prorata share owned by the Company.

Exhibit B

CNL Lifestyle Properties, Inc.

Unaudited Tenants & Managers’ Property-Level Financial Information

For the Six Months Ended June 30, 2012 and 2011

	Consolidated - EBITDA
	Leased (1)		Temporary Managed		Managed		Total EBITDA
	2012	2011	2012	2011	2012	2011	2012	2011
Ski & Mountain Lifestyle Properties	70,203	89,377	—	—	—	—	70,203	89,377
Golf	19,003	13,683	1,884	2,288	—	—	20,887	15,971
Attractions	5,038	3,977	(6,064)	(4,871)	—	—	(1,026)	(894)
Senior Living	—	—	—	—	—	—	—	—
Marinas	5,319	5,408	—	—	(61)	30	5,258	5,438
Additional Lifestyle Properties	2,200	1,546	—	—	6,212	7,520	8,412	9,066

Total Consolidated Portfolio	101,763	113,991	(4,180)	(2,583)	6,151	7,550	103,734	118,958

	Unconsolidated - EBITDA (2)
	Leased (1)		Temporary Managed		Managed		Total EBITDA
	2012	2011	2012	2011	2012	2011	2012	2011
Ski & Mountain Lifestyle Properties	—	—	—	—	4,775	4,997	4,775	4,997
Golf	—	—	—	—	—	—	—	—
Attractions	—	—	—	—	—	—	—	—
Senior Living	—	—	—	—	—	—	—	—
Marinas	—	—	—	—	—	—	—	—
Additional Lifestyle Properties	17,864	16,238	—	—	—	—	17,864	16,238

Total Unconsolidated Portfolio	17,864	16,238	—	—	4,775	4,997	22,639	21,235

	Total EBITDA
	Leased (1)		Temporary Managed		Managed		Total EBITDA
	2012	2011	2012	2011	2012	2011	2012	2011
Ski & Mountain Lifestyle Properties	70,203	89,377	—	—	4,775	4,997	74,978	94,374
Golf	19,003	13,683	1,884	2,288	—	—	20,887	15,971
Attractions	5,038	3,977	(6,064)	(4,871)	—	—	(1,026)	(894)
Senior Living	—	—	—	—	—	—	—	—
Marinas	5,319	5,408	—	—	(61)	30	5,258	5,438
Additional Lifestyle Properties	20,064	17,784	—	—	6,212	7,520	26,276	25,304

Total Portfolio	119,627	130,229	(4,180)	(2,583)	10,926	12,547	126,373	140,193

Footnotes:

(1) - Represents property operating results of our tenants and these results are not included in the Company’s operating results.

(2) - Represents 100% of the operating results of the tenants and managers in the joint ventures instead of the prorata share owned by the Company.